Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

[redacted]

06016456

SUPPL

Basel, 28 August 2006

Genentech and Biogene Idec announced positive results from a phase II trial of Rituxan in relapsing-remitting multiple sclerosis

Dear Investor,

Please find attached a Genentech news release announcing that a Phase II study of Rituxan (Rituximab) for relapsing-remitting multiple sclerosis (RRMS) met its primary endpoint.

Please do not hesitate to contact us if you have any further questions.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0) 61 688 93 56
e-mail: dianne.young@roche.com

Eva Schäfer-Jansen
Phone: +41 (0) 61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

dlw 9/5

Genentech *NEWS RELEASE*

biogen idec

Media: Nikki Levy (650) 225-1729
Investor: Susan Morris (650) 225-6523

Biogen Idec Contacts:
Media: Amy Brockelman (617) 914-6524
Investor: Eric Hoffman (617) 679-2812

GENENTECH AND BIOGEN IDEC ANNOUNCE POSITIVE RESULTS FROM A PHASE II TRIAL OF RITUXAN IN RELAPSING-REMITTING MULTIPLE SCLEROSIS

SOUTH SAN FRANCISCO, Calif. and CAMBRIDGE, Mass. – August 28, 2006 – Genentech, Inc. (NYSE: DNA) and Biogen Idec, Inc. (Nasdaq: BIIB) announced today that a Phase II study of Rituxan® (Rituximab) for relapsing-remitting multiple sclerosis (RRMS) met its primary endpoint. The study of 104 patients showed a statistically significant reduction in the total number of gadolinium enhancing T1 lesions observed on serial MRI scans of the brain at weeks 12, 16, 20 and 24 in the Rituxan-treated group compared to placebo. Genentech and Biogen Idec will continue to analyze the study results and will submit the data for presentation at an upcoming medical meeting.

"These initial results exceeded our expectations," said Hal Barron, M.D., Genentech senior vice president, development and chief medical officer. "Showing a significant benefit at 24 weeks in this small Phase II trial supports our hypothesis that selective B-cell targeted therapy may play an important role in the treatment of MS."

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"Biogen Idec is committed to offering multiple options for people living with MS, a devastating disease. We are very encouraged by these data and look forward to learning more about the potential of Rituxan as a therapy to treat MS," said Alfred Sandrock, M.D., Ph.D., senior vice president, neurology research and development, Biogen Idec.

Rates of overall adverse events and serious adverse events were comparable between the two treatment groups. Serious infectious adverse events occurring in Rituxan-treated patients included gastroenteritis and bronchitis. The overall rates of infection were comparable among the two treatment groups with an increase in the rates of nasopharyngitis, upper respiratory tract infections, urinary tract infections and sinusitis in the Rituxan-treated patients. There were more first infusion-related reactions with Rituxan, the majority of which were mild to moderate and were generally reversible with medical intervention. The companies continue to monitor the long-term safety of Rituxan treatment.

About the Study

This Phase II randomized, double-blind, parallel-group, placebo-controlled, multi-center study was designed to evaluate safety and efficacy of Rituxan in adults with RRMS. A total of 104 patients at 48 sites in the U.S. and Canada were randomized to receive either a single treatment course of Rituxan or placebo. Gadolinium-enhancing lesions visible by MRI scans were assessed at 12, 16, 20 and 24 weeks. Patients will continue to be followed for 48 weeks.

About MS and RRMS

MS is a chronic autoimmune disease in which the immune system is thought to attack the body's own myelin, a fatty substance that surrounds and protects the nerve fibers of the brain, optic nerves and spinal cord. There are four types of MS with a wide variety of symptoms and different courses of disease progression.

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MS is the leading cause of neurological disability in young adults. Neurological disability typically accumulates over time and includes muscle weakness and spasticity, balance and coordination problems, as well as memory impairment and depression. Other symptoms include numbness, pain, slurred speech and blurred vision. Many patients experience fatigue and problems with bladder, bowel or sexual function.

RRMS is the most common form of MS and accounts for approximately 65 percent of all MS cases. RRMS is characterized by acute exacerbations with full or partial recovery between attacks. The disease does not progress between attacks.

Rituxan Safety Profile in Oncology and Autoimmune Diseases

The safety profile of Rituxan has been established in more than 960,000 patient exposures over a period of eight years.

In general, the adverse events observed in patients with RA, an autoimmune disease, were similar in type to those seen in patients with non-Hodgkin's lymphoma (NHL). The most common adverse events observed in patients treated with Rituxan for RA in clinical trials were infusion reactions and infections. No significant change in average immunoglobulin levels was observed in Rituxan-treated patients in clinical trials. There was no increase in hematologic malignancies, demyelinating events or risk of opportunistic infections (including tuberculosis) in Rituxan-treated patients over 24 weeks of treatment. Although 5 percent of Rituxan-treated patients developed human anti-chimeric antibodies (HACA), this was not associated with loss of clinical response or additional safety observations.

The majority of patients experience infusion-related symptoms with their first Rituxan infusion.

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These symptoms include but are not limited to: flu-like illness, fever, chills/rigors, nausea, urticaria, headache, bronchospasm, angioedema, hypotension and hypoxia. These symptoms vary in severity and generally are reversible with medical intervention.

Severe infusion reactions have been reported in patients treated with Rituxan, some with fatal outcomes in patients with NHL. These severe reactions typically occur during the first infusion. The most severe manifestations and sequelae include pulmonary infiltrates, acute respiratory distress syndrome, myocardial infarction, ventricular fibrillation, cardiogenic shock, and anaphylactic and anaphylactoid events. Patients who develop clinically significant infusion reactions should have their Rituxan infusion discontinued and receive medical treatment. Acute renal failure requiring dialysis with instances of fatal outcome has been reported in the setting of tumor lysis syndrome following treatment with Rituxan. Severe mucocutaneous skin reactions, some with fatal outcome, have been reported in association with Rituxan treatment. Patients experiencing a severe mucocutaneous reaction should not receive any further infusions and seek prompt medical evaluation. Abdominal pain, bowel obstruction and perforation, in some cases leading to death, were observed in patients receiving Rituxan in combination with chemotherapy for diffuse large B-cell (DLBCL), CD20-positive, non-Hodgkin's lymphoma. Other serious or potentially life-threatening adverse reactions that have been reported following Rituxan therapy include Hepatitis B reactivation with fulminant hepatitis, other viral infections, hypersensitivity reactions, and cardiac arrhythmias.

About Rituxan

Rituxan is a therapeutic antibody that targets and selectively depletes CD20-positive B-cells without targeting stem cells or existing plasma cells.

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In addition to RRMS, Rituxan is being studied in primary progressive MS, for which there is currently no FDA-approved therapy. Rituxan is being studied in other autoimmune diseases with significant unmet medical needs, including systemic lupus erythematosus, lupus nephritis and ANCA-associated vasculitis.

Rituxan, discovered by Biogen Idec, first received FDA approval in November 1997 for the treatment of relapsed or refractory, low-grade or follicular, CD20-positive, B-cell non-Hodgkin's lymphoma. It was also approved in the European Union under the trade name MabThera® in June 1998. In addition, Rituxan received FDA approval in February 2006 for the treatment of diffuse large B-cell lymphoma (DLBCL) in combination with CHOP (cyclophosphamide, doxorubicin, vincristine and prednisone) or other anthracycline-based chemotherapy regimens in previously untreated patients, as well as in combination with methotrexate to reduce signs and symptoms in adult patients with moderately-to-severely active rheumatoid arthritis who have had an inadequate response to one or more tumor necrosis factor antagonist therapies.

Genentech and Biogen Idec co-market Rituxan in the United States, and Roche markets MabThera in the rest of the world, except Japan, where Rituxan is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd. Rituxan has more than 960,000 patient exposures worldwide. For a copy of the Rituxan full prescribing information, including Boxed Warning, please call 1-800-821-8590 or visit http://www.gene.com.

About Genentech

Founded 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science.

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Genentech manufactures and commercializes multiple biotechnology products and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

About Biogen Idec

Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

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This press release contains a forward-looking statement regarding the potential of Rituxan to treat MS. Such statement is a prediction and involves risks and uncertainties such that the actual results may differ materially. Among other things, the potential of Rituxan could be affected by unexpected safety, efficacy or manufacturing issues, additional time requirements for data analysis and decision-making, the need for additional clinical studies, discussions with the FDA, FDA actions, failure to receive FDA approval, competition, reimbursement, intellectual property or contract rights, pricing, the ability to supply product, or product withdrawal. Please also refer to Genentech's and Biogen Idec's periodic reports filed with the Securities and Exchange Commission. Genentech and Biogen Idec disclaim, and do not undertake, any obligation to update or revise this forward-looking statement in this press release.